NEWS RELEASE

EMX Royalty Announces Year-End Financial Results; Record Adjusted Royalty Revenue; and Positive Outlook for 2025

Vancouver, British Columbia, March 12, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the year ended December 31, 2024. For the year, EMX delivered revenue and other income of $27.4 million, adjusted revenue and other income1 of $36.7 million, adjusted royalty revenue1 of $33.1 million and adjusted EBITDA1 of $19.2 million, and ended the year with excellent liquidity.

Dave Cole, EMX CEO, commented, "2024 was a transformational year for EMX. We achieved record-high adjusted royalty revenue, secured a royalty expansion at Caserones, and strengthened our financial position through disciplined capital management and opportunistic share buybacks. With Caserones, Timok, Leeville and Gediktepe performing well, and with a strong balance sheet, we enter 2025 with good momentum. Further, I anticipate a reduction in our cash operating expenditures in 2025 of more than $3.0 million."

2024 Financial Highlights

• Adjusted revenue and other income1 of $36.7 million, up 14%2 over prior year;

• Adjusted royalty revenue1 of $33.1 million, up 28%2 over prior year;

• Adjusted EBITDA1 of $19.2 million, up 21%2 over prior year, demonstrating strong cash flow conversion;

• Adjusted operating cash flow1 of $13.6 million, up 46%2 over prior year; and

• Cash and cash equivalents as of December 31, 2024 of $26.8 million and a working capital surplus1 of $41.5 million, demonstrating financial flexibility for growth.

Financial Summary for the Three Months and Year Ended December 31, 2024:

	For the three months ended December 31,		For the year ended December 31,
(In thousands)	2024	2023	2024	2023
Statement of Income
Revenue and other income	$8,176	$7,546	$27,448	$26,621
General and administrative	$(1,705)	$(1,383)	$(7,084)	$(6,045)
Royalty generation and project evaluation costs, net	$(2,053)	$(2,279)	$(10,984)	$(10,806)
Net income (loss)	$1,767	$1,374	$(3,288)	$(4,633)
Statement of Cash Flows
Cash flows from operating activities	$6,492	$4,272	$6,818	$7,059
Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,000	$10,920	$36,711	$37,028
Adjusted royalty revenue	$8,757	$8,743	$33,067	$30,694
Adjusted cash flows from operating activities	$7,828	$6,192	$13,590	$14,072
EBITDA	$6,258	$2,123	$10,903	$6,944
Adjusted EBITDA	$6,287	$7,279	$19,220	$20,668
GEOs sold	3,290	4,424	13,897	15,782

1 Refer to the "Non-IFRS financial measures" section below or on page 44 of the Q4 2024 MD&A for more information on each non-IFRS financial measure. These non-IFRS measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements to which the measures relates and might not be comparable to similar financial measures disclosed by other issuers.

2 Excluding $4.8 million in catch-up payments received in 2023 from the Timok royalty that relate to prior periods (2021 - $1.6 million, 2022 - $3.2 million).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

2024 Annual Earnings Release

Expressed in U.S. Dollars

Key Strategic Developments

During the year ended December 31, 2024, and the period subsequent to year end,  EMX has completed several key transactions that demonstrate our strategy of incremental revenue growth and disciplined capital management as we move into 2025. These key developments include:

• We increased our (effective) net smelter return ("NSR") royalty in the Caserones property from 0.7775% to 0.8306%;

• Refinanced our corporate debt into a long-term senior secured term loan with Franco-Nevada Corporation maturing in July 2029;

• In September 2024, the Company announced the appointment of Mr. Stefan L. Wenger as Chief Financial Officer effective October 1, 2024. Mr. Wenger was previously the Chief Financial Officer and Treasurer of Royal Gold, Inc., one of the mining industry's leading royalty companies, from 2006 to 2018;

• Completed the acquisition of a 2% NSR royalty on the Chapi Copper Mine in Peru for a total purchase price of $10 million, which we expect will begin contributing revenue to EMX in 2026; and

• We repurchased and cancelled 5,000,000 shares over the past twelve months, representing approximately 4.44% of issued and outstanding shares.

2024 Results and 2025 Guidance

Please see our MD&A for the year ended December 31, 2024 for more details on our guidance and see "Forward-Looking Statements" and "Future-Oriented Financial Information" below.

GEO Sales and Revenue Guidance

The following is the Company's 2025 guidance and an evaluation of the Company's 2024 performance compared to our 2024 Guidance:

	2025 Guidance[1]	2024 Results	2024 Guidance[2]
GEO sales[3]	10,000 to 12,000	13,897	11,000 to 14,000
Adjusted royalty revenue[3]	$26,000,000 to $32,000,000	$33,067,000	$22,000,000 to $27,500,000
Option and other property income	$1,000,000 to $2,000,000	$1,724,000	$2,000,000 to $3,000,000

For 2024, strong performances during the year were marked by all producing royalties including Gediktepe, Caserones, Timok, and Leeville. This resulted in the achievement of the upper range of our GEO sales guidance and significantly exceeding our adjusted royalty revenue guidance. The Company did not meet its option and other property income guidance due to lower than expected deal flow during the year.

Based on the Company's existing royalties and information available from its counterparties, we expect GEO sales to range from 10,000 to 12,000 GEOs in 2025. The noted decrease in expected GEOs compared to 2024 is due to EMX's heavy exposure to copper-based assets, specifically, Caserones and Timok. With copper prices being relatively stable, a significant increase in gold prices will have a negative impact on the GEOs of a copper-based asset.

Guidance in 2025 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance, and management's understanding of the underlying producing assets. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information has not been prepared in accordance with Canadian disclosure standards, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

1 Assumed commodity prices of $2,668/oz gold and $4.26/lb copper based on CIBC Global Mining Group's Consensus Commodity Price Forecasts ("Consensus Pricing") published on March 3, 2025, which the Company believes to be reliable for the purposes of guidance.

2 See news released dated March 25, 2024. Assumed commodity prices of $1,939/oz gold and $3.89/lb copper based on Consensus Pricing published on January 2, 2024.

3 Refer to the "Non-IFRS financial measures" section below or on page 44 of the Q4 2024 MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

2024 Annual Earnings Release

Expressed in U.S. Dollars

Outlook

Capital Management

We have established the following capital allocation goals for 2025:

• Achieve a 20% decrease in operating expenditures when compared to 2024, primarily resulting from a decrease in generative expenditures;

• Continued return of capital through a renewed Normal-Course Issuer Bid ("NCIB") program in 2025;

• Implementation of a measured and consistent debt repayment strategy; and

• Evaluation of a potential revolving credit facility available to EMX to fund royalty acquisitions.

Portfolio Growth

The Company is excited about the prospect for continued growth in the portfolio for 2025 and the coming years. The drivers for near and long term growth in cash flow will come from the large deposits at Caserones in Chile and Timok in Serbia. At Caserones, Lundin Mining Corporation has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. ("Zijin") continues to develop the lower zone. Zijin also highlighted a recently discovered exploration target south of the Cukaru Peki mine and within EMX's royalty footprint. Analysis of recent satellite imagery over the Brestovac license, which contains the Cukaru Peki Mine and is covered by EMX's royalty, shows substantial development of new drill pads with numerous drill rigs visible in the images in the southeast corner of the license.

In Türkiye, Gediktepe continues to perform well and beats its production forecast for 2024 and the new owner/operator of Gediktepe highlighted potential for additional oxide gold and polymetallic sulfide mineralization beyond the currently defined resources.

We anticipate the recently announced $10 million acquisition of a royalty on the Chapi Copper Mine property in Peru will begin contributing to royalty revenue in the first half of 2026. We are excited by the addition of a high-quality copper royalty to the portfolio that has excellent upside development and exploration potential located in the prolific Paleocene-Eocene copper-molybdenum porphyry belt of Southern Peru.

AbraSilver Resource Corp. ("AbraSilver") continues to advance Diablillos in Argentina and announced results from a pre-feasibility study in December 2024. Additionally, we are due to receive at $7 million property payment from AbraSilver in 2025. New and compelling exploration results were also announced at the Viscaria copper-iron-silver development project in Sweden in Q3 2024. These developments are all examples of the upside optionality that exists throughout EMX's global royalty portfolio.

EMX is well positioned to identify and pursue new royalty and investment opportunities in 2025, while continuing to grow a pipeline of royalty generation properties. As the Company continues to generate revenues from its producing royalty assets and from other option, advance royalty and pre-production payments across its global asset portfolio, various opportunities for capital redeployment will be evaluated. Such opportunities may include the direct acquisition of royalties, continued organic generation of royalties through partner funded projects and purchase of select strategic investments.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

2024 Annual Earnings Release

Expressed in U.S. Dollars

Fourth Quarter and Full Year 2024 GEOs1 Sold and Adjusted Royalty Revenue1 by Asset

The following table is a summary of GEOs1 sold and adjusted royalty revenue1 for the fourth quarter of 2024 and 2023:

	2024		2023
	GEOs Sold	Revenue (in thousands)	GEOs Sold	Revenue (in thousands)
Caserones	685	$1,824	1,707	$3,374
Timok	423	1,127	477	943
Gediktepe	1,430	3,805	1,335	2,638
Leeville	414	1,101	589	1,164
Other producing royalties	231	614	159	315
Advanced royalty payments	107	286	156	309
Total	3,290	$8,757	4,424	$8,743

In Q4 2024 there was an adjustment at Caserones to decrease revenue by $0.4 million due to lower than expected revenue in the prior quarter. A similar adjustment was made in Q4 2023, however it resulted in a $1.1 million increase in revenue due to higher than expected revenues in the prior quarter. Excluding these adjustments, royalty revenue at Caserones for both Q4 2024 and Q4 2023 was $2.2 million.

The following table is a summary of GEOs1 sold and adjusted royalty revenue1 for the year ended December 31, 2024 and 2023:

	2024		2023
	GEOs Sold	Revenue (in thousands)	GEOs Sold	Revenue (in thousands)
Caserones	3,917	$9,263	5,351	$10,407
Timok[2]	2,212	5,216	4,438	8,632
Gediktepe	4,999	11,954	3,442	6,694
Leeville	1,787	4,264	1,612	3,135
Other producing royalties	747	1,812	637	1,238
Advanced royalty payments	235	558	302	588
Adjusted royalty revenue	13,897	$33,067	15,782	$30,694

The decrease in revenue at Caserones for the year ended December 31, 2024 was primarily attributed to the delay of the sale of approximately 20,000 tonnes of copper concentrates that were planned to be sold in December 2024 due to operational and weather related issues. EMX expects to recognize the revenue associated with the delayed shipments in 2025.

1 Refer to the "Non-IFRS financial measures" section below or on page 44 of the Q4 2024 MD&A for more information on each non-IFRS financial measure.

2 Includes $4.8 million (2,480 GEOs sold) in catch-up payments received in 2023 from the Timok royalty that relate to prior periods.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

2024 Annual Earnings Release

Expressed in U.S. Dollars

Shareholder Information

The Company's filings for the year are available on SEDAR at www.sedarplus.ca, on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

2024 Annual Earnings Release

Expressed in U.S. Dollars

Forward-Looking Statements

This news release may contain "forward looking information" or "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding the future price of copper, gold and other metals, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates, the timing and amount of estimated future production, the Company's growth strategy and expectations regarding the guidance for 2025 and future outlook, including revenue and GEO estimates, anticipated reductions in operating expenditures, repayment of outstanding debt and the timing thereof, the acquisition of additional royalty and royalty generation interests and other investment opportunities, the purchase of securities pursuant to the Company's NCIB, exploration and development plans at the Company's royalty properties and the expected timing thereof or other statements that are not statements of fact. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including disruption to production at any of the mineral properties in which the Company has a royalty, or other interest; estimated capital costs, operating costs, production and economic returns; estimated metal pricing (including the estimates from the CIBC Global Mining Group's Consensus Commodity Price Forecasts published on March 3, 2025), metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's mineral resource and mineral reserve estimates; the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost; assumptions that all necessary permits and governmental approvals will remain in effect or be obtained as required to operate, develop or explore the various properties in which the Company holds an interest; and the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to maintain or receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, copper, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, global trade uncertainties, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the Company's MD&A for the year ended December 31, 2024, and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

Future-Oriented Financial Information

This news release may contain future-oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled "2024 Results and 2025 Guidance", "Outlook" and "Forward-Looking Statements" and assumptions with respect to the future metal prices, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates and the timing and amount of estimated future production. Management does not have, or may not have had at the relevant date, or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this news release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company's royalty partners. The FOFI or financial outlook contained in this news release do not purport to present the Company's financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this news release should not be relied on as necessarily indicative of future results.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

2024 Annual Earnings Release

Expressed in U.S. Dollars

Non-IFRS Financial Measures

The Company has included certain non-IFRS financial measures in this press release, as discussed below. EMX believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Each non-IFRS financial measure in this press release is not a standardized financial measure under the financial reporting framework used to prepare the consolidated financial statements of the Company for years ended December 31, 2024 and 2023, and might not be comparable to similar financial measures disclosed by other issuers.

Non-IFRS financial measures or "non-GAAP financial measures" are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why the Company use these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	The Company believes these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	The Company believes this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, finance costs. Adjusted EBITDA adds all revenue from the Caserones Royalty less any equity income from the equity investment in SLM California (Caserones Royalty holder). Additionally, it removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; unrealized and realized gains and losses on investments; write-downs of assets; impairments or reversals of impairments; foreign exchange gains or losses; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss before income tax	The Company believes EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Gold equivalent ounces (GEOs)	GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.	Royalty revenue	The Company uses this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale	Current assets, current liabilities	We believe that working capital is a useful indicator of the Company's liquidity.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

2024 Annual Earnings Release

Expressed in U.S. Dollars

Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:

During the three months and years ended December 31, 2024 and 2023, the Company had the following sources of revenue and other income:

	For the three months ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
Royalty revenue	$6,933	$5,369	$23,804	$20,287
Option and other property income	734	1,676	1,724	4,785
Interest income	509	501	1,920	1,549
Total revenue and other income	$8,176	$7,546	$27,448	$26,621

The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023
Total revenue and other income	$8,176	$7,546	$27,448	$26,621
SLM California royalty revenue	$4,269	$8,438	$21,678	$26,024
The Company's ownership %	42.7	40.0	42.7	40.0
The Company's share of royalty revenue	$1,824	$3,374	$9,263	$10,407
Adjusted revenue and other income	$10,000	$10,920	$36,711	$37,028

Royalty Revenue	$6,933	$5,369	$23,804	$20,287
The Company's share of royalty revenue	1,824	3,374	9,263	10,407
Adjusted royalty revenue	$8,757	$8,743	$33,067	$30,694

Reconciliation of Adjusted Cash Flows from Operating Activities:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023
Cash provided by operating activities	$6,492	$4,272	$6,818	$7,059
Caserones royalty distributions	1,336	1,920	6,772	7,013
Adjusted cash flows from operating activities	$7,828	$6,192	$13,590	$14,072

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

2024 Annual Earnings Release

Expressed in U.S. Dollars

Reconciliation of EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023
Income (loss) before income taxes	$4,881	$(1,168)	$442	$(3,393)
Finance expense	748	1,282	3,814	5,091
Depletion, depreciation, and direct royalty taxes	629	2,009	6,647	5,246
EBITDA	$6,258	$2,123	$10,903	$6,944
Attributable revenue from Caserones royalty	1,824	3,374	9,263	10,407
Equity income from investment in SLM California	(845)	(1,146)	(4,329)	(4,134)
Share-based payments	444	305	2,346	2,068
Loss (gain) on revaluation of investments	(1,067)	863	(4,071)	1,732
Loss (gain) on sale of marketable securities	(233)	(347)	2,020	73
Foreign exchange loss (gain)	396	(356)	600	1,010
Gain on revaluation of derivative liabilities	(106)	(613)	(282)	(551)
Loss (gain) on revaluation and provisioning of receivables	(8)	2,735	(8)	2,735
Other losses	-	-	2,326	-
Loss (gain) on settlements, net	(730)	314	53	314
Impairment charges	354	27	399	70
Adjusted EBITDA	$6,287	$7,279	$19,220	$20,668

Reconciliation of GEOs:

	For the three months ended December 31,		For the year ended December 31,
(In thousands)	2024	2023	2024	2023
Adjusted royalty revenue	$8,757	$8,743	$33,067	$30,694
Average gold price per ounce	$2,662	$1,976	$2,379	$1,945
Total GEOs	3,290	4,424	13,897	15,782

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9